
UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 16, 2010

Mr. Xiang Wei
Chief Executive Officer
Wonder International Education and Investment Group Corporation
8040 E. Morgan Trail, #18
Scottsdale, AZ 85258

Re: **Wonder International Education and Investment Group Corporation**
Amendment No. 1 to Registration Statement on Form S-1
Filed on February 5, 2010
File No. 333-163635

Dear Mr. Wei:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment one in our comment letter dated January 5, 2010. Based upon your response, it appears that the dividend of Wonder common stock to Eastbridge shareholders was not done pursuant to an exemption from registration under the Securities Act of 1933 nor the guidance provided by Staff Legal Bulletin No. 4. Therefore, describe in the filing whether there is a potential Section 5 violation associated with this distribution, and if so, the ramifications of a potential Section 5 violation.

2. We note your response to prior comment one in our comment letter dated January 5, 2010, however the disclosure is not clear how and when the selling shareholders received their shares being registered for sale with this registration statement.. We note inconsistencies with respect to the history and structure of your transaction. Clarify what shares were received in the spin-off and what shares were received in private transactions. You state in your response that the decision to spin-off the Wonder shares to Eastbridge shareholders occurred in late 2009. Your Common Stock Exchange Agreement filed as an exhibit to the Form S-1, however, dated April 26, 2008, indicates that as of that date, "Eastbridge distributes up to 2% of its US Wonder common stock as stock dividends to a group of about 1,000 shareholders in order to create a large stockholder base." The closing date of that agreement was April 26, 2008, and the Delivery Clause indicates that "the parties signed the contract on the date of the exchange offer immediate effect." Additionally, your selling shareholder table indicates in each instance the number of shares owned by each selling shareholder prior to the offering, in addition to the number of shares being offered by each selling shareholder, in each instance being identical numbers, and your legal opinion opines that the shares being registered for resale have already been "legally issued." Please advise us, therefore, why you believe the shares have not yet been issued to the Eastbridge shareholder base nearly two years after the Common Stock Exchange Agreement was executed.

3. We note your response to prior comment two, however you retain references, on page 17, for example, within your prospectus to "private placements that were exempt from registration under Rule 506 of Regulation D of the Securities Act of 1933 or for the performance of services to the Company," which vary with your characterization of the securities as being placed entirely pursuant to Regulation S. Please advise or revise.

4. We note your response to prior comment three, but are unable to agree, absent further analysis, that this is not a primary offering of the company's shares being distributed by the selling shareholders. We note your representation (for example, on page 54, where you refer to the shares as "*tentatively* to be held by 1,605 stockholders of record") that the shares have not yet been issued to the Eastbridge selling shareholders, and that the shares being issued to them are (or were) being

issued for the purpose of "creating a large shareholder base." Likewise, we note that one selling shareholder, your Chairman, accounts for roughly 83% of the share being offered for resale. Please revise your prospectus to indicate that all the selling shareholders are deemed underwriters and fix the offering price of $6 for the duration of the offering.

Summary, page 5

5. We note your response to prior comment six; however, the reference to "information that is incorporated by reference into this prospectus" has not been removed. Please revise.

Risk Factors, page 6

6. We note your response to prior comment seven, but are unable to determine where you have included risk factor disclosure that specifically addresses your lack of legal standing in China, or your failure to file all of your tax returns required under Chinese law. Please revise or advise.

Selling Security Holders, page 17

7. We note your response to prior comment 11. Please revise to include footnote disclosure regarding the person or persons having voting or dispositive power over shares held by non-natural selling shareholders, to the extent you are able to determine the identity of such person or persons.

Description of Business, page 55

8. We note your response to prior comment 17, but are unable to determine where on page 50 you have expanded upon your disclosure concerning the 30,000 "partnerships" you enjoy with Chinese corporations and employment institutions. Please advise or revise.

9. We note your response to prior comment 18. Provide support and context for your statements contained in the last four bullet points of this section. Also, discuss the likelihood that the company will be able to raise approximately 300 million RMB (or $40 million) to fund its anticipated growth.

Management's Discussion and Analysis, page 73

10. Please revise MD&A to include a discussion of the results of operations for the interim periods ended September 30, 2008 and 2009 pursuant to Item 303(b) of Regulation S-K.

Liquidity and Capital Resources, page 75

11. We note your response to prior comment 21. Please revise to include the credit facility agreement as an exhibit with your amended filing. Likewise, include the interest rate (the Basic Rate) as of a recent practicable date on your outstanding balance of $437,688 under the facility. Finally, please include, as of a recent practicable date, the amounts outstanding under the draft arrangement. We note disclosure at Note 7 to your financial statements indicating the amount outstanding at December 31, 2008, of $1,896,647.

Directors, Executive Officers, Promoters and Control Persons, page 77

12. We note your response to prior comment 24, and reissue the comment. To the extent that you do not believe the Item requirement is applicable, please provide us with your analysis. We may have further comment.

Executive Compensation, page 79

13. We note your response to prior comment 23, please revise to include the Summary Compensation Table in the format required by Item 402(n) of Regulation S-K for smaller reporting companies.

Financial Statements

General

14. Refer to your disclosure of the small loan business in Note 8 on page 94. Please revise the balance sheet and statement of cash flows to present the operations of the small business lending business as a discontinued operation for all periods presented pursuant to FASB ASC 205-20-50. Please revise the interim financial statements accordingly.

 Note 1 – Organization and Business, page 88

15. Refer to the discussion of your lack of legal standing under the laws of the PRC to assert ownership rights to China Wonder or the seven other subsidiaries. Please expand the disclosure in your Consolidated Statements accounting policy on page 89 to address in detail the basis for consolidating the operations of China Wonder given the lack of legal standing under the laws of the PRC. Disclose the significant terms of the operating agreements and asset pledge agreements referenced in your response to comment 27 of our letter dated January 5, 2010. Describe how these agreements enable US Wonder to control the operations and cash flows of the Chinese companies and realize the benefits, and assume the risks of ownership. Please consider the guidance in FASB ASC 810-10-15.

Note 2 – Summary of Significant Accounting Policies, page 89

16. Please revise the disclosure in Note 2 to the financial statements on page 89 to include the revised disclosures in the MD&A critical accounting policies regarding revenue recognition.

Exhibits

17. Please revise the Consent of Independent Certified Public Accountant to include the financial statements for both the 2007 and 2008 audited financial statements included in the filing and reference the date of your report in the consent.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Christopher Dieterich, Esq.
By facsimile, 310-312-6680